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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-158169
June 24, 2010

REALTY INCOME CORPORATION

    % Notes due 2021

This free writing prospectus relates only to the notes referred to above and should be read together with Realty Income Corporation's preliminary prospectus supplement dated June 24, 2010 (the "Preliminary Prospectus Supplement") and the accompanying prospectus dated March 24, 2009 and the documents incorporated and deemed to be incorporated by reference therein.

Change in Definition of "Total Unencumbered Assets"

The definition of "Total Unencumbered Assets" appearing on page S-17 of the Preliminary Prospectus Supplement is hereby replaced by the following definition (the term "Person" as used in the following definition has the meaning set forth in the Indenture pursuant to which the notes will be issued and other capitalized terms used in the following definition and not defined in this free writing prospectus have the respective meanings set forth in the Preliminary Prospectus Supplement):

    "Total Unencumbered Assets" as of any date means Total Assets minus the value of any properties of Realty Income and its Subsidiaries that are encumbered by any mortgage, charge, pledge, lien, security interest, trust deed, deed of trust, deed to secure debt, security agreement, or other encumbrance of any kind (other than those relating to Intercompany Debt), including the value of any stock of any Subsidiary that is so encumbered determined on a consolidated basis in accordance with GAAP; provided, however, that, in determining Total Unencumbered Assets as a percentage of outstanding Unsecured Debt for purposes of the covenant set forth above under "—Maintenance of Total Unencumbered Assets," all investments in any Person that is not consolidated with Realty Income for financial reporting purposes in accordance with GAAP shall be excluded from Total Unencumbered Assets to the extent that such investment would otherwise have been included. For purposes of this definition, the value of each property shall be equal to the purchase price or cost of each such property and the value of any stock subject to any encumbrance shall be determined by reference to the value of the properties owned by the issuer of such stock as aforesaid.

The reference in the foregoing definition to "the covenant set forth above under '—Maintenance of Total Unencumbered Assets"' means the covenant set forth in the Preliminary Prospectus Supplement under the caption "Description of Notes—Additional Covenants of Realty Income—Maintenance of Total Unencumbered Assets."

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement thereto if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407, Banc of America Securities LLC (toll free) at 1-800-294-1322 or by email at dg.prospectus_distribution@bofasecurities.com or Wells Fargo Securities, LLC by telephone (toll free) at 1-800-326-5897.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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  Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-158169 June 24, 2010
REALTY INCOME CORPORATION % Notes due 2021